UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file Number 001-14471
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
(Full title of the Plan)
MEDICIS PHARMACEUTICAL CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)
8125 NORTH HAYDEN ROAD
SCOTTSDALE, ARIZONA 85258
(Address of principal executive office of the issuer)
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
Index of Financial Statements and Exhibits
Item
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2005 and 2004
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005
Notes to Financial Statements
Schedule H, Line 4(i), Schedule of Assets (Held at End of Year)
Signature
Exhibit 23 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

F i n a n c i a l  S t a t e m e n t s  a n d  S u p p l e m e n t a l  S c h e d u l e
Medicis Pharmaceutical Corporation 401(k) Plan
Year ended December 31, 2005

Medicis Pharmaceutical Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm
Medicis Pharmaceutical Corporation
As Plan Administrator of the Medicis Pharmaceutical Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Medicis Pharmaceutical Corporation 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Phoenix, Arizona
June 26, 2006

Medicis Pharmaceutical Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Cash	$—	$681
Investments, at fair value	15,483,555	12,168,729
Employer contributions receivable	319,594	54,838
Participant contributions receivable	62,441	38,978
Interest and dividend receivable	965	441

Net assets available for benefits	$15,866,555	$12,263,667

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions
Interest and dividend income	$517,493
Employee contributions	2,749,020
Employer contributions	1,082,870
Net realized and unrealized appreciation in fair value of investments	498,248

Total additions	4,847,631

Deductions
Benefits paid directly to participants	1,243,440
Administrative expenses	1,303

Total deductions	1,244,743

Net increase	3,602,888
Net assets available for benefits:
Beginning of year	12,263,667

End of year	$15,866,555

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
General
The Medicis Pharmaceutical Corporation 401(k) Plan, as amended, (the Plan) is a defined contribution plan available to eligible employees of Medicis Pharmaceutical Corporation (the Company or Plan Sponsor). The Plan covers all employees who have attained age 21 and excludes individuals who are hired for a special project which is not expected to last more than 6 months. Eligible employees may elect to join the Plan on their initial employment date but must complete one year of service in order to receive non-elective contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants may make pre–tax contributions up to 100 percent of their annual compensation as defined by the Plan, and subject to the annual limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans.
The Plan Sponsor matches participant contributions equal to 50 percent of the first 3 percent of the participant’s contribution. In addition, the Plan Sponsor may, at its sole discretion, make a profit sharing contribution to the Plan for any Plan year. Profit sharing contributions totaled $700,000 and matching contributions totaled $383,550 during 2005. The profit sharing contribution is provided to all eligible participants based on their relative compensation for the year.
Participant Accounts
Each participant’s account is credited with the participant’s and Company contributions and the allocation of Plan earnings. The benefit to which a participant is allowed is limited to the vested balance in his account.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants vest immediately in their elective contributions plus actual earnings thereon, and such amounts are nonforfeitable. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20 percent vested after two full years of service and vests 60 percent after three years and 100 percent after four years. A participant becomes fully vested upon disability or death or reaching normal retirement age, as defined by the Plan.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms shall be no greater than five years.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to pay Plan expenses not paid by the Plan Sponsor or will be used to reduce future Plan Sponsor contributions. Forfeited contributions totaled $21,293 in 2005 and the Plan used $17,464 to pay Plan expenses. At December 31, 2005 unallocated forfeitures totaled $22,414.
Benefit Payments
Upon termination of service for any reason, a participant’s account is generally distributed in a single lump-sum payment upon request. If the account balance is $1,000 or less, the entire balance is distributed to the participant.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become fully vested in their accounts.
Administrative Expenses
The Company typically pays the majority of the administrative fees for the Plan.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
Investments Valuation
All Plan investments are held by The Charles Schwab Trust Company (“Charles Schwab” or the “Trustee”). Investments in registered investment company mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in common collective trust funds are valued at fair market value as reported to the Plan by Charles Schwab. The shares of Medicis Pharmaceutical Corporation common stock are valued at quoted market prices at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.
The Medicis Pharmaceutical Corporation Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Medicis Pharmaceutical Corporation common stock and cash sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trends. The value of a unit reflects the combined value of the common stock and the cash held by the Fund.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The realized gain or loss on investments is included with unrealized appreciation or depreciation in the current value of investments.
Investment securities are exposed to various risks, such as interest rate, credit and market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits is as follows as of December 31:

	2005	2004

Schwab Managed Retirement 2030	$1,903,029	$1,371,181
Schwab Stable Value Fund	1,361,635	838,189
Goldman Sachs Mid Cap Value A	1,457,876	1,024,653
UBS U.S. Small Cap Growth C1 Y	1,032,945	941,210
William Blair International Growth Fund	1,179,040	939,410
American Fund Investment Co Amer R4	2,908,863	2,831,370
Medicis Pharmaceutical Corporation Class A Common Stock	1,065,755	855,880
During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$340,433
Common collective trust funds	219,182
Common stock	(61,367)

Total	$498,248

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
5. Parties-In-Interest
Certain Plan investments are shares in mutual funds or units of common collective trust funds managed by Charles Schwab or its affiliates. Because Charles Schwab is the Plan’s trustee, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Medicis Pharmaceutical Corporation Class A Common Stock. These transactions also qualify as party-in-interest transactions. Still other Plan investments are made in the form of loans to Plan participants. These transactions also qualify as party-in-interest transactions.
6. Subsequent Event
On February 2, 2006, the Plan was amended to change the amount that the Plan Sponsor matches participant contributions from 50% of the first 3% of the participant’s contribution to 50% of the first 6% of the participant’s contribution, effective April 1, 2006.

Supplemental Schedule

Medicis Pharmaceutical Corporation 401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 52-1574808    Plan: 001
December 31, 2005

	Description of Investment Including
	Maturity Date, Rate of Interest,
	Collateral, Par, Shares		Current
Identity of Issue, Borrower, Lessor, or Similar Party	or MaturityValue	Cost	Value

Mutual Funds:
American Fund Investment Co Amer R4	Registered Investment Company	**	$2,908,863
Cohen & Steers Realty Shares	Registered Investment Company	**	751,532
Goldman Sachs Mid Cap Value A	Registered Investment Company	**	1,457,876
MFS Value Fund Class A	Registered Investment Company	**	602,673
Northern Select Equity Fund	Registered Investment Company	**	658,634
PIMCO Total Return Fund	Registered Investment Company	**	205,078
Templeton Foreign Fund	Registered Investment Company	**	723,177
UBS U.S. Small Cap Growth Cl Y	Registered Investment Company	**	1,032,945
William Blair International Growth Fund	Registered Investment Company	**	1,179,040
Alliancebernstein Value Adv Cl	Registered Investment Company	**	27,002
Artisan Midcap Fund	Registered Investment Company	**	3,516
Brandywine Advisors Fund	Registered Investment Company	**	13,544
Calamos Growth Fund	Registered Investment Company	**	12,252
DFA Five-year Globalfixed Inc. Port	Registered Investment Company	**	19,893
DFA Five-year Government Portfolio	Registered Investment Company	**	10,725
DFA Real-estate Securities Portfolio	Registered Investment Company	**	33,172
DFA US Large Cap Value Portfolio	Registered Investment Company	**	4,290
DFA US Large Company Portfolio	Registered Investment Company	**	19,889
DFA US Small Cap Value Portfolio	Registered Investment Company	**	11,879
Janus Advisor Forty Fund	Registered Investment Company	**	5,073
Janus Twenty Fund	Registered Investment Company	**	4,753
Janus Worldwide Fund	Registered Investment Company	**	9,101
Marsico Focus Fund	Registered Investment Company	**	21,667
NB Focus Fund	Registered Investment Company	**	9,929
Oakmark Fund	Registered Investment Company	**	66,921
Old Mutual Large Cap Growth Fund	Registered Investment Company	**	4,336
Pimco Low-duration Fund Instl Class	Registered Investment Company	**	39,335
* Schwab S&P 500 Index Fund Inv Shs	Registered Investment Company	**	5,880
Vanguard Growth & Income	Registered Investment Company	**	10,295
Vanguard Inflation Protected Sec Fd	Registered Investment Company	**	44,797
Yacktman Focused Fund	Registered Investment Company	**	11,377

Common Collective Trust Funds:
* Schwab Managed Retirement 2010	Common Collective Trust Fund	**	264,779
* Schwab Managed Retirement 2020	Common Collective Trust Fund	**	716,213
* Schwab Managed Retirement 2030	Common Collective Trust Fund	**	1,903,029
* Schwab Stable Value Fund	Common Collective Trust Fund	**	1,361,635

Medicis Pharmaceutical Corporation 401(k) Plan
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)

	Description of Investment Including
	Maturity Date, Rate of Interest,
	Collateral, Par, Shares		Current
Identity of Issue, Borrower, Lessor, or Similar Party	or MaturityValue	Cost	Value

Common Stock:
Medicis Pharmaceutical Corporation
* Class A Common Stock	Employer Securities	**	1,065,755

* Participant loans	Interest rates ranging from 5.0% to 10.5%; various maturities	**	114,538

Cash and Cash Equivalents:
* Schwab Money Market Fund	Cash Equivalents	**	147,051
* Schwab Advisor Cash Reserves	Cash Equivalents	**	1,111

			$15,483,555

*	Party-in-Interest as defined by ERISA

**	Investments are participant-directed, therefore cost information is not required.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN

(Full Title of the Plan)

Date: June 29, 2006	By:	/s/	MARK A. PRYGOCKI, SR.

Mark A. Prygocki, Sr.

Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer of Medicis Pharmaceutical Corporation, issuer of the securities held pursuant to the Plan (Plan Administrator)